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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _____________________


                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
                                    AND (d)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 1)/1/


                           Photoelectron Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   719320103
                                 (CUSIP Number)

                               December 31, 1998
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [X] Rule 13d-1(d)

------------
    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO.  719320103              13G                   PAGE 2 OF 7 PAGES
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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Peter Markou Nomikos

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Greece

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                          SOLE VOTING POWER
                     5(/1/)
     NUMBER OF            4,542,095

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7(/1/)
    REPORTING             4,542,095

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,542,095
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      75.6%(/2/) (based on shares of common stock outstanding as of 1/2/99)

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

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                    *SEE INSTRUCTIONS BEFORRE FILLING OUT!
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  CUSIP NO.  719320103              13G                   PAGE 3 OF 7 PAGES
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Item 1.       (a)        Name of Issuer:

                         Photoelectron Corporation

              (b)        Address of Issuer's Principal Executive Offices:

                         5 Forbes Road, Lexington, MA 02173

Item 2.       (a)        Name of Person Filing:

                         See Item 1 of the second part of the cover page.

              (b)        Address of Principal Business or, if none, Residence:

                         c/o Aegeus Shipping Co., Ltd.
                         TANPY Building
                         17-19 Akti Miaouli

              (c)        Citizenship:

                         See Item 4 of the second part of the cover page.

              (d)        Title of Class of Securities:

                         Common Stock, par value $.01 per share.

              (e)        CUSIP Number:

                         719320103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)  [ ]  Broker or dealer registered under Section 15 of the Act.

              (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act.
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  CUSIP NO.  719320103              13G                   PAGE 4 OF 7 PAGES
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          (d) [ ] Investment Company registered under Section 8 of the
                  Investment Company Act.

          (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


          If this statement is filed pursuant to Rule 13d-1(c), check this box.


Item 4.   (a)     Amount Beneficially Owned:

                  See Item 9 of the second part of the cover page.

          (b)     Percent of Class:

                  See Item 11 of the second part of the cover page.

          (c)     Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: See Item 5 of the second part of the cover page.

                  (ii) shared power to vote or to direct the vote: See Item 6 of the second part of the cover page.
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  CUSIP NO.  719320103              13G                   PAGE 5 OF 7 PAGES
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              (iii) sole power to dispose or to direct the disposition of:
                    See Item 7 of the second part of the cover page.

              (iv)  shared power to dispose or to direct the disposition of:
                    See Item 8 of the second part of the cover page.

Item 5.    Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following [ ]

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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  CUSIP NO.  719320103              13G                   PAGE 6 OF 7 PAGES
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                             NOTES TO SCHEDULE 13G
                             ---------------------


(1)       Items 5, 7 and 9 include the following:

     1.   471,560 shares of common stock owned directly by Peter Nomikos,
     2.   2,377,735 shares of common stock owned by PYC Corporation,
     3. Options held by Peter Nomikos for the purchase of 147,500 shares of common stock,
     4. A convertible note held by Peter Nomikos, convertible into 235,000 shares of common stock,
     5.   300 shares of common stock owned by Petronome Corporation, and
     6. Warrants held by PYC Corporation for the purchase of 1,310,000 shares of common stock.

     Items 5, 7, and 9 include all options, warrants and convertible debt without regard to vesting.

(2) This percentage is based on the number of shares of common stock of Photoelectron Corporation as of the end of its 1998 fiscal year (1/2/99).
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  CUSIP NO.  719320103              13G                   PAGE 6 OF 7 PAGES
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 16, 1999



                                    /s/ Peter M. Nomikos
                                    ---------------------------------
                                    Peter M. Nomikos